Exhibit 99.1

TowerJazz Reports Revenues of $323 million with Net Profit
of $34 million for the Third Quarter of 2018

Guides fourth quarter revenues of ~$340 million, up 5% sequentially

MIGDAL HAEMEK, ISRAEL – October 29, 2018 – TowerJazz (NASDAQ: TSEM & TASE: TSEM) reported today its results for the third quarter ended September 30, 2018.

Highlights:
•	Revenues of $323 million resulting in EBITDA of $89 million, and net profit of $34 million with $0.34 basic earnings per share;
•	Cash from operations of $69 million with free cash flow of $29 million;
•	Cash generation from operations year-to-date of $221 million, with $315 million net cash balance as of September 30, 2018;
•	Further strengthened balance sheet:
o	$98 million reduction in debt, saving $7 million annual financing expenses:
▪	Full conversion of the $58 million of Jazz notes, resulting in no remaining Jazz subsidiary debt;
▪	Early repayment of $40 million San Antonio fab subsidiary loan;
o	Increased shareholders’ equity reaching $1.15 billion as of September 30, 2018;
Business Outlook
Revenues for the fourth quarter of 2018 are expected to be approximately $340 million, with a range of ±5%, up 5% sequentially.

Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “We entered the year having decided to focus on profitability, rather than utilizing valuable capacity for lower margin businesses. This has had a greater than expected revenue impact in 2018 while building the higher value mix and with some high-end replacements not having met customer forecasts. The present overall market softness has had a recent notable impact across our business units, with a fourth quarter revenue roll-up lower than previous expectations.However, we expect to see fourth quarter margins increase as a result of this much richer products mix.”

Ellwanger further added: “We are confident with our activities – advancing our technical roadmaps with associated strong customer traction. Having visited lead customer partners for each of our business groups over the past few months, we are convinced that our focus and engagements are industry leading. Having entered major new long-term contracts with undisputed tier-1 customers for our most advanced technologies namely 300mm RFSOI and power management, having been awarded breakthrough applications for image sensors, seamless continuation of customer engagements to our newest most advanced 300GHz SiGe platforms, and in the midst of several revolutionary seed technical developments for SiPho, new proprietary switch and display technologies, we have a base of technology and customer engagements that will provide engines for growth for the next several years”.

Third Quarter Results Summary
Revenues for the third quarter of 2018 were $323 million, compared to $335 million in the prior quarter and $355 million in the third quarter of 2017.

Gross and operating profits for the third quarter of 2018 were $73 million and $39 million, respectively, as compared to $79 million and $44 million, respectively, in the prior quarter, and as compared to $89 million and $55 million in the third quarter of 2017.

EBITDA for the third quarter of 2018 was $89 million, representing a 28% EBITDA margin.

Net profit for the third quarter of 2018 was $34 million, or $0.34 basic earnings per share and $0.33 diluted earnings per share, as compared to $38 million or $0.38 basic earnings per share and $0.37 diluted earnings per share in the prior quarter and as compared to $55 million or $0.56 basic earnings per share and $0.54 diluted earnings per share in the third quarter of 2017.

Jazz short term notes, originally due December 2018, in the amount of $58 million were fully converted to TSEM shares, resulting in zero outstanding principal and annual cash savings of $5 million. $19 million of the $58 million were converted during the third quarter of 2018 and $39 million during October 2018. Post conversion, the current outstanding share count is 105 million and fully diluted share count remains at 108 million, similar to previous quarters.

Free cash flow for the quarter was $29 million, with $69 million cash flow generated from operations and $41 million invested in fixed assets, net. The other main cash activities during the third quarter of 2018 were $43 million of debt repaid, net of debt received, which included mainly the early repayment of the $40 million loan borrowed in 2016 from JA Mitsui in relation to the acquisition of the San Antonio fab from Maxim and its ramp.

Cash (including marketable securities), net of gross debt, as of September 30, 2018, totaled $315 million as compared to net cash of $226 million as of December 31, 2017.

Shareholders' equity as of September 30, 2018 totaled to $1.15 billion, as compared to $1.03 billion as of December 31, 2017.

Teleconference and Webcast

TowerJazz will host an investor conference call today, Monday, October 29, 2018, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 4:00 p.m. Israel time) to discuss the Company’s financial results for the third quarter 2018 and its outlook.

This call will be webcast and can be accessed via TowerJazz’s website, or by calling 1-888-668-9141 (U.S. Toll-Free), 03-918-0609 (Israel), +972-3-918-0609 (International). For those who are not available to listen to the live broadcast, the call will be archived on TowerJazz’s website for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information in this release, which we describe in this release as “adjusted” financial measures, is non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or more of the following: (1) amortization of acquired intangible assets and (2) compensation expenses in respect of equity grants to directors, officers and employees. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of net profit in accordance with GAAP, excluding financing expenses, net, other income (expense), net, taxes, non-controlling interest, depreciation and amortization expense and stock-based compensation expense. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein should not be considered in isolation or as a substitute for operating profit, net profit, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as used and/ or presented in this release, is comprised of cash, cash equivalents and marketable securities (in the amounts of $608 million and $560 million as of September 30, 2018 and December 31, 2017, respectively) less the outstanding principal amount of bank loans (in the amounts of $97 million and $138 million as of September 30, 2018 and December 31, 2017, respectively), the outstanding principal amount of capital leases (in the amounts of $35 million and $16 million as of September 30, 2018 and December 31, 2017, respectively) and the outstanding principal amount of debentures (in the amount of $161 million and $180 million as of September 30, 2018 and December 31, 2017, respectively). The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. In addition, the term Free Cash Flow, as used and/ or presented in this release, is calculated to be cash from operating activities (in the amounts of $69 million, $77 million and $104 million for the three month periods ended September 30, 2018, June 30, 2018 and September 30, 2017, respectively) less cash for investments in property and equipment, net (in the amounts of $41 million, $40 million and $42 million for the three month periods ended September 30, 2018,  June 30, 2018 and September 30, 2017, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

CONTACTS:
Noit Levy-Karoubi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Gavriel Frohwein, (646) 688 3559 | towerjazz@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets, (ii) over demand for our foundry services and/or products that exceeds our capacity, (iii) maintaining existing customers and attracting additional customers, (iv) operation with no interruption at times of high utilization in certain areas, and/ or at times of possible bottlenecks, power outages, water leaks, contamination events, chemical leaks or other issues, which may adversely affect our cycle time, yield, and on schedule delivery, customer satisfaction, revenue and margins, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders (as of September 30, 2018 we are in compliance with all such covenants included in our banks’ agreements, bond G indenture and others), (x) obtaining new customer engagements, products qualification and production ramp-up of the TPSCo facilities and our San Antonio facility, (xi) landlord’s claims with respect to the lease of the fab 3 facility; (xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or fundraising to enable the service of our debt and/or other liabilities, (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers; (xxviii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxi) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen), interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiii) meeting regulatory requirements worldwide, including environmental and governmental regulations, (xxxiv) realization of the fab establishment project in China, including obtaining required project funding, negotiation and closure of definitive agreements in relation thereto, licensing of technologies, receipt of payment milestones to Tower, qualification and ramp of process flows and products to enable mass production for customers and attain revenue to levels that would cover the facility’s fixed costs, and (xxxv) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#   #   #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	September 30,	December 31,
	2018	2017
	(unaudited)
A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$464,446	$445,961
Marketable securities	143,041	113,874
Trade accounts receivable	163,747	149,666
Inventories	159,507	143,315
Other current assets	20,967	21,516
Total current assets	951,708	874,332

LONG-TERM INVESTMENTS	31,179	26,073

PROPERTY AND EQUIPMENT, NET	639,042	635,124

INTANGIBLE ASSETS, NET	15,006	19,841

GOODWILL	7,000	7,000

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	96,722	111,269

TOTAL ASSETS	$1,740,657	$1,673,639

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$45,697	$105,958
Trade accounts payable	114,375	115,347
Deferred revenue and customers' advances	10,059	14,338
Other current liabilities	72,160	66,730
Total current liabilities	242,291	302,373

LONG-TERM DEBT	247,757	228,723

LONG-TERM CUSTOMERS' ADVANCES	29,978	31,908

LONG-TERM EMPLOYEE RELATED LIABILITIES	14,649	14,662

DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	52,696	66,267

TOTAL LIABILITIES	587,371	643,933

TOTAL SHAREHOLDERS' EQUITY	1,153,286	1,029,706

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,740,657	$1,673,639

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2018	2018	2017

REVENUES	$322,596	$335,138	$354,557

COST OF REVENUES	249,975	256,610	265,439

GROSS PROFIT	72,621	78,528	89,118

OPERATING COSTS AND EXPENSES:

Research and development	18,236	18,173	17,094
Marketing, general and administrative	15,826	16,115	16,822

	34,062	34,288	33,916

OPERATING PROFIT	38,559	44,240	55,202

FINANCING EXPENSE, NET	(2,497)	(7,031)	(4,042)

OTHER INCOME (EXPENSE), NET	--	1,578	(253)

PROFIT BEFORE INCOME TAX	36,062	38,787	50,907

INCOME TAX BENEFIT (EXPENSE), NET	(2,388)	(2,778)	3,334

PROFIT BEFORE NON CONTROLLING INTEREST	33,674	36,009	54,241

NON CONTROLLING INTEREST	(28)	1,733	1,033
NET PROFIT	$33,646	$37,742	$55,274

BASIC EARNINGS PER SHARE	$0.34	$0.38	$0.56

Weighted average number of shares	100,158	98,888	97,947

DILUTED EARNINGS PER SHARE	$0.33	$0.37	$0.54

Net profit used for diluted earnings per share	$33,646	$37,742	$57,519

Weighted average number of shares	102,083	101,066	106,384

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF CERTAIN FINANCIAL DATA (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2018	2018	2017

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$33,646	$37,742	$55,274
Stock based compensation	2,710	2,678	3,750
Amortization of acquired intangible assets	1,627	1,652	2,161

ADJUSTED NET PROFIT	$37,983	$42,072	$61,185

ADJUSTED NET PROFIT PER SHARE:
Basic	$0.38	$0.43	$0.62
Diluted	$0.37	$0.42	$0.60
Fully diluted	$0.37	$0.41	$0.59

ADJUSTED NET PROFIT USED TO CALCULATE PER SHARE DATA:
Basic	$37,983	$42,072	$61,185
Diluted	$37,983	$44,463	$63,430
Fully diluted	$40,149	$44,463	$63,430

NUMBER OF SHARES AND OTHER SECURITIES USED TO CALCULATE PER SHARE DATA:
Basic	100,158	98,888	97,947
Diluted	102,083	106,856	106,384
Fully diluted	108,146	107,880	107,729

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$38,559	$44,240	$55,202
Depreciation of fixed assets	46,172	46,978	47,544
Stock based compensation	2,710	2,678	3,750
Amortization of acquired intangible assets	1,627	1,652	2,161

EBITDA	$89,068	$95,548	$108,657

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Nine months ended
	September 30,
	2018	2017

REVENUES	$970,444	$1,029,696

COST OF REVENUES	753,130	764,749

GROSS PROFIT	217,314	264,947

OPERATING COSTS AND EXPENSES:

Research and development	54,675	49,294
Marketing, general and administrative	47,935	50,297

	102,610	99,591

OPERATING PROFIT	114,704	165,356

FINANCING EXPENSE, NET	(13,283)	(11,394)

OTHER INCOME, NET	1,564	400

PROFIT BEFORE INCOME TAX	102,985	154,362

INCOME TAX EXPENSE, NET	(6,121)	(1,348)

PROFIT BEFORE NON CONTROLLING INTEREST	96,864	153,014

NON CONTROLLING INTEREST	642	(2,214)
NET PROFIT	$97,506	$150,800

BASIC EARNINGS PER SHARE	$0.98	$1.57

Weighted average number of shares	99,186	96,085

DILUTED EARNINGS PER SHARE	$0.96	$1.49

Net profit used for diluted earnings per share	$97,506	$157,403

Weighted average number of shares	101,424	105,664

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	September 30,	June 30,	September 30,
	2018	2018	2017

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$486,880	$464,661	$483,603

Cash from operations	69,471	76,929	103,916 (a)
Investments in property and equipment, net	(40,892)	(40,148)	(41,708)
Exercise of options, net	21	26	1,027
Debt received (repaid), net	(43,078)	3,809	(15,932)
Effect of Japanese Yen exchange rate change over cash balance	(3,057)	(2,909)	(630)
Investments in marketable securities and other assets, net	(4,899)	(15,488)	(49,869)

CASH AND CASH EQUIVALENTS - END OF PERIOD	$464,446	$486,880	$480,407

Free Cash Flow	$28,579	$36,781	$62,208 (a)

(a)	Cash from operations for the three months ended September 30, 2017 included $18,000 received from Tacoma as announced on August 21, 2017.

	Nine months ended
	September 30,	September 30,
	2018	2017

CASH AND SHORT-TERM DEPOSITS - BEGINNING OF PERIOD	$445,961	$389,377

Cash from operations	221,401	270,350 (b)
Investments in property and equipment, net	(121,087)	(123,368)
Exercise of warrants and options, net	705	28,037
Debt repaid, net	(45,925)	(33,392)
Effect of Japanese Yen exchange rate change over cash balance	(1,259)	3,650
TPSCo dividend to Panasonic	--	(4,378)
Investments in marketable securities and other assets, net	(35,350)	(49,869)

CASH AND AND SHORT-TERM DEPOSITS - END OF PERIOD	$464,446	$480,407

Free Cash Flow	$100,314	$146,982 (b)

(b)	Cash from operations for the nine months ended September 30, 2017 included $18,000 received from Tacoma as announced on August 21, 2017.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Three months ended
	September 30,	June 30,	September 30,
	2018	2018	2017

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$33,674	$36,009	$54,241

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	52,764	53,493	55,014
Effect of indexation, translation and fair value measurement on debt	788	(4,797)	(1,177)
Other expense (income), net	--	(1,578)	253
Changes in assets and liabilities:
Trade accounts receivable	(3,767)	(18,351)	361
Other assets	(919)	5,713	2,980
Inventories	(7,237)	(6,713)	(4,636)
Trade accounts payable	(2,652)	10,222	4,795
Deferred revenue and customers' advances	35	(5,466)	9,378
Other current liabilities	(2,764)	13,355	(13,760)
Long-term employee related liabilities	(240)	193	(274)
Deferred tax, net	(211)	(5,151)	(3,259)
Net cash provided by operating activities	69,471	76,929	103,916 (c)

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(40,892)	(40,148)	(41,708)
Investments in marketable securities and other assets, net	(4,899)	(15,488)	(49,869)
Net cash used in investing activities	(45,791)	(55,636)	(91,577)

CASH FLOWS - FINANCING ACTIVITIES

Debt received (repaid), net	(43,078)	3,809	(15,932)
Exercise of options, net	21	26	1,027
Net cash provided by (used in) financing activities	(43,057)	3,835	(14,905)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(3,057)	(2,909)	(630)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(22,434)	22,219	(3,196)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	486,880	464,661	483,603

CASH AND CASH EQUIVALENTS - END OF PERIOD	$464,446	$486,880	$480,407

(c)	Net cash provided by operating activities for the three months ended September 30, 2017 included $18,000 received from Tacoma as announced on August 21, 2017.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Nine months ended
	September 30,
	2018	2017

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$96,864	$153,014

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	160,234	157,101
Effect of indexation, translation and fair value measurement on debt	(5,749)	10,584
Other expense, net	(1,564)	(400)
Changes in assets and liabilities:
Trade accounts receivable	(14,029)	(7,352)
Other assets	8,164	(8,766)
Inventories	(16,642)	(4,369)
Trade accounts payable	1,221	(5,863)
Deferred revenue and customers' advances	(6,143)	(3,921)
Other current liabilities	6,372	(9,984)
Long-term employee related liabilities	(434)	(765)
Deferred tax, net	(6,893)	(8,929)
Net cash provided by operating activities	221,401	270,350 (d)

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(121,087)	(123,368)
Investments in marketable securities and other assets, net	(35,350)	(49,869)
Net cash used in investing activities	(156,437)	(173,237)

CASH FLOWS - FINANCING ACTIVITIES

Debt repaid, net	(45,925)	(33,392)
Exercise of warrants and options, net	705	28,037
Dividend paid to Panasonic	--	(4,378)
Net cash used in financing activities	(45,220)	(9,733)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(1,259)	3,650

INCREASE IN CASH AND SHORT-TERM DEPOSITS	18,485	91,030
CASH AND SHORT-TERM DEPOSITS - BEGINNING OF PERIOD	445,961	389,377

CASH AND CASH EQUIVALENTS - END OF PERIOD	$464,446	$480,407

(d)	Net cash provided by operating activities for the nine months ended September 30, 2017 included $18,000 received from Tacoma as announced on August 21, 2017.